July 3, 2007

VIA EDGAR AND FAX

Ms. Kathryn Jacobson
Division of Corporate Finance
U.S. Securities & Exchange Commission
Washington, D.C. 20549

Re:	Telkonet, Inc.
File No. 1-31972
Form 10-K for Year Ended December 31, 2006
Form 10-Q for Quarter Ended March 31, 2007

Dear Ms Jacobson:

We are writing in response to your June 12, 2007 correspondence (the "Comment Letter") concerning Telkonet, Inc.'s (the "Company") Form 10-K for the year ended December 31, 2006 and the 10-Q for the quarter ended March 31, 2007. Set forth below are the Company's responses to each comment contained in the Comment Letter. Paragraph numbers utilized below correspond to those set forth in the Comment Letter.

1.	We acknowledge and understand the Company must reference the Commission File number 1-31972 on all future filings.

2.
Management identifies a delinquent customer based upon the delinquent payments status of an outstanding invoice, generally greater than 30 days past the due date. The delinquent account designation does not trigger an accounting transaction until such time the account is deemed uncollectible.

3.
Our decline in net revenues during each consecutive quarter of 2006 was attributed primarily to the transaction with Hospitality Leasing Corporation (HLC). In the first and second quarter of 2006, we sold certain rental contract agreements and equipment to HLC and recognized revenue of approximately $683,000 and $23,000, respectively. Additionally, we modified our commercial sales strategy from a direct sales model to primarily an indirect reseller purchase model for 2006. The Company believes that its quarterly declining revenue trend indicates slower than anticipated growth and not a sustained business trend. Revenue opportunities expected to be realized in 2006, were subsequently initiated in 2007 and continue to provide future revenue opportunities.

4.	We have chosen to delete the reference to the independent firm’s assistance in valuing the intangible assets, and to discuss the assumptions of the model used to determine the valuation.

Note B, Acquisition of Subsidiary, in the 10-K for the year ended December 31, 2006 has been amended to include the following disclosure (See EXHIBIT A of this letter):

We used a discounted cash flow model to determine the value of the intangible assets and to allocate the excess purchase price to the intangible assets and goodwill as appropriate. In this model, expected cash flows from subscribers were discounted to their present value at a rate of return of 20% (incorporating the risk-free rate, expected inflation, and related business risks) over a period of eight years. Expected costs such as income taxes and cost of sales were deducted from expected revenues to arrive at after tax cash flows.

We have applied the same discounted cash flow methodology to the assessment of value of the intangible assets of Ethostream, LLC, during the acquisition completed on March 16, 2007, for purposes of determining the purchase price (see EXHIBIT D of this letter).

5.
The transaction with Hospitality Leasing Corporation (HLC) initiated from the Company’s accumulation of internet service agreements in the hospitality industry primarily in 2004 and 2005 utilizing the Company’s products. The contract terms ranged from approximately 24 to 48 months which included the Telkonet installation and equipment, customer support services and in certain arrangements the internet service provider (ISP) such as DSL or satellite. The sale of the contracts in the portfolio to HLC was accounted for under Staff Accounting Bulletin No. 104, Revenue Recognition.

•
The customer support and ISP component of the underlying customer contracts were allocated at 30% of gross revenues of the remaining contract terms. Upon execution of the HLC agreement, the Company received 10% in advance as deferred revenue and the remaining 20% is payable by HLC upon the collection from the customer. The deferred revenue is recognized monthly over the average term of the contracts and the HLC monthly support payment revenue is recognized upon receipt.

•
We believe it was appropriate to account for the sale in product revenue as the fair value of the underlying contracts purchased by HLC consisted of the Telkonet product components of each property and certain installation costs consistent with the Company’s product sales.

•
HLC's ownership of the individual customer contract rights and obligations and related equipment through the contact and bill of sale resulted in the sale and to be recognized immediately. We concluded a sale had occurred based upon the following:

1.	The performance related to the product sale contract had been complete and the revenue was measurable.
2.	The HLC agreement required the Company to transferred ownership including title of the equipment which was under lease.
3.	The risks and rewards related to the rights and obligations were transferred.
4.	The terms of the agreement were fixed with the collectibility being reasonably assured.

•
The presentation of certain proceeds from the HLC in investing activity is attributable to the capitalized cost component on previous expenditures. From the time of the related expenditures until the sale to HLC, the facts and circumstances of use changed whereby the equipment and related costs were reflected in investing activity and not considered as operating type assets such as inventory.

6.
Upon further review of the referenced disclosure, the achievement of permanent equity had been realized on October 16, 2006 and October 24, 2006 upon the declared effectiveness of the Form S-3. Upon the declared effectiveness of the Form S-3, the registration rights agreement requirements had been satisfied and achieved; therefore the warrants were accounted for as equity. The registrations rights agreement required liquidated damages in the event of failure to achieve the registration with the SEC.  We will amend the related disclosure in the Form 10-K for the year ended December 31, 2006 (see EXHIBIT B of this letter).

7.	Note K-Stock Options and Warrants, in the 10-K for the year ended December 31, 2006 has been amended to include the following disclosure (see EXHIBIT C of this letter):

The expected life of awards granted represents the period of time that they are expected to be outstanding. We determine the expected life based on historical experience with similar awards, giving consideration to the contractual terms, vesting schedules, exercise patterns and pre-vesting and post-vesting forfeitures. We estimate the volatility of our common stock based on the calculated historical volatility of our own common stock using the trailing 12 months of share price data prior to the date of the award. We base the risk-free interest rate used in the Black-Scholes option valuation model on the implied yield currently available on U.S. Treasury zero-coupon issues with an equivalent remaining term equal to the expected life of the award. We have not paid any cash dividends on our common stock and do not anticipate paying any cash dividends in the foreseeable future. Consequently, we use an expected dividend yield of zero in the Black-Scholes option valuation model. We use historical data to estimate pre-vesting option forfeitures and record share-based compensation for those awards that are expected to vest. In accordance with SFAS No. 123R, we adjust share-based compensation for changes to the estimate of expected equity award forfeitures based on actual forfeiture experience.

8.	Note K-Stock Options and Warrants, in the 10-K for the year ended December 31, 2006 has been amended to include the following disclosure (see EXHIBIT C of this letter):

The total intrinsic value of the options exercised in 2004, 2005 and 2006 is $2,420,988, $1,235,487 and $2,810,417, respectively. Additionally, the total fair value of shares vested during these years is $7,830,385, $2,440,097 and $1,080,095, respectively.

9.	Note K-Stock Options and Warrants, in the 10-K for the year ended December 31, 2006 has been amended to include the following disclosure (see EXHIBIT C of this letter):

The aggregate intrinsic value of options outstanding as of December 31, 2006 is $5,187,394.

10.
As the Company moved from a Development Stage Enterprise as of January 1, 2004, we have continued to evaluate our volatility and have made certain adjustments to the calculation since the volatility data based upon the expected life of stock options of five years has not be available. During the years ended December 31, 2004, December 31, 2005, and the six months ended June 30, 2006, we calculated the historical volatility of our common stock using the trailing 12 months of closing prices of our stock from the last day of the reporting period. Beginning in the second half of 2006, the Company changed our assumptions to include twenty-four months of closing prices for our historical volatility calculation.

11.
In conjunction with the acquisition of Smart Systems International (SSI) on March 9, 2007 and Ethostream, LLC on March 15, 2007, the Company acquired approximately $313,000 and $708,000 of net receivables, respectively. The revenues for the quarter ended March 31, 2007 included prorated revenues of 21 days and 16 days for SSI and Ethostream, LLC, respectively, which resulted in the accounts receivable exceeding the revenues for the quarter. The accounts receivable balance as of March 31, 2007 is considered current and due within the normal credit terms.

12.
The increase in the valuation of the allowance for doubtful accounts for the quarter ended March 31, 2007 was due to the presentation of the SSI and Ethostream, LLC accounts receivable presented in a gross value net of allowance resulting in approximately $137,000 of the $147,000 increase the allowance for doubtful accounts. The impact on the results of operations amounted to $10,000 for the quarter ended March 31, 2007.

13.
In accordance with the registration rights agreement, on March 20, 2007 the Company received effectiveness on the Form S-3, filed March 5, 2007, for the private placement completed on February 2, 2007.  In accordance with EITF 00-19, the initial measurement of the underlying equity would be classified as a liability and measured at fair value until such time as the registration of the shares was deemed effective. Additionally, warrants issued to purchase 2.6 million shares of common stock were subject to certain liquidated damages under certain criteria whereby registration of the shares was not achieved. Upon a further review and an up-date employing EITF 00-19-2, “Accounting for Registration Payment Arrangements”, at the time of the issuance of the equity for registration the Company deemed it probable that a registration of shares would be deemed effective therefore a loss contingency would not be necessary and the equity was recorded at fair value on the date of issuance. According to the terms of the private placement, the Company issued 4.0 million shares of our common stock for gross proceeds of $10 million and warrants to purchase 2.6 million shares of common stock at an exercise price of $4.17 per share. Additionally, the Company agreed to issue to the placement agent warrants to purchase 76,759 shares of its common stock at an exercise price of $4.17 per share. These warrants expire five years from the date of issuance.

14.
The purchase agreement specifies a potential adjustment to the number of shares issued from escrow prior to the release date on March 9, 2008. The measurement of shares held in escrow is based on the volume weighted average closing price (VWAP) for the twenty trading days immediately prior to the release date. Per the agreement, the Company placed 1,090,909 shares into an escrow on the closing date based the closing price of $2.75 per share to fulfill the purchase consideration. The minimum number of shares to be issued on the release date is 666,667, based upon a maximum VWAP share price of $4.50 (price ceiling). If the twenty day VWAP at release date is less than or equal to $1.00 (price floor), the maximum number of shares to be released from escrow (including additional issuances) is 3,000,000, based upon the calculation of the price floor (closing price-$2.75 less the difference between the price ceiling-$4.50 and the closing price-$2.75). The Company has complied with paragraphs 29-31 of SFAS 141 as the total consideration has been recorded at the closing date. Upon the release date, the Company will record the current fair value of any additional consideration, and if necessary, adjust the previously recorded securities issued at the acquisition date to the lower current value.

15.
Selling, general and administrative expenses increased for the three months ended March 31, 2007 over the comparable prior year by $1,168,068 or 38%. This increase is attributed to the administrative expenses such as payroll related costs of approximately $607,000, advertising, trade shows and other costs of approximately $108,000, facility costs of $167,000 primarily related to the loss on sublease of the Crystal City, Virginia office and approximately $380,000 in professional fees. Additionally, the acquisitions of Smart System International on March 9, 2007 and Ethostream, LLC on March 15, 2007 amounted to additional costs of $162,000. An offset to the increases was the reduction of non-employee stock option expense of approximately $277,000. The Company anticipates an increase in costs as compared to the prior periods in 2007 as Smart Systems International and Ethostream, LLC become fully integrated.

16.
The MST segment build-out purchase orders primarily consist of short term equipment and labor commitments. Considering the build-out cycle, the outstanding and aggregated purchase obligations at each reporting period end has been nominal.

17.
Since the acquisition of Smart Systems International was completed prior to the filing of the December 31, 2006 Form 10-K, the Company evaluated the significant asset threshold based upon the financial statements filed with the Form 10-K for the year ended December 31, 2005. The Company concluded that the SSI acquisition amounted to approximately 30% of total assets reported as of December 31, 2005.

18.
The fair value of the inventory was based upon the marketability of the finished goods and the experience of the product sales primarily within 2006. Smart System’s product line consists of controllers, thermostats and sensors developed during the 1990’s of which certain manufacturing components are no longer available through current vendors. Smart Systems has begun the process of developing and upgrading the product line. The Company anticipates the utilization of the December 31, 2006 inventory in the 2007 cost of sales.

19.
The increase in Ethostream’s accounts receivable of 53% from 2005 to 2006 was attributed to the lack of available administrative resources for collection efforts at Ethostream. The fundamental contract and business process for the comparable years did not change. The Company determined the fair value of the accounts receivable based upon an analysis of these accounts and a significant collection effort subsequent to the acquisition of Ethostream

20.
Upon further review, the company agrees with Rule 11-01(a)(8) of Regulation S-X and will subsequently amend the Form 8-K to include the appropriate pro-forma financial information (see EXHIBIT E of this letter).

As required by the Comment Letter, the Company hereby acknowledges that:

1.	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

2.	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

3.	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We believe the foregoing fairly responds to the Comment Letter. The Company is prepared to provide to the staff any additional information required by the staff in connection with its review.

We thank you in advance for your assistance in this matter. If you have any questions or additional comments, please do not hesitate to contact us.

Sincerely, TELKONET, INC. /s/ Richard J. Leimbach Richard J. Leimbach Vice President Finance

EXHIBIT A

NOTE B - ACQUISITION OF SUBSIDIARY

Acquisition of Microwave Satellite Technologies, Inc.

On January 31, 2006, the Company acquired a 90% interest in Microwave Satellite Technologies, Inc. (“MST”) from Frank Matarazzo, the sole stockholder of MST, in exchange for $1.8 million in cash and 1.6 million unregistered shares of the Company’s common stock for an aggregate purchase price of $9,000,000. The purchase price of $9,000,000 was increased by $117,822 for direct costs related to the acquisition. These direct costs included legal, accounting and other professional fees. The cash portion of the purchase price was paid in two installments, $900,000 at closing and $900,000 in February 2007. The stock portion is payable from shares held in escrow, 400,000 shares at closing and the remaining 1,200,000 “purchase price contingency” shares issued based on the achievement of 3,300 “Triple Play” subscribers over a three year period. In the year ended December 31, 2006, the Company issued 200,000 shares of the purchase price contingency valued at $900,000 as an adjustment to Goodwill.

The purchase price contingency shares are price protected for the benefit of the former owner of MST. In the event the Company’s common stock price is below $4.50 per share upon issuance of the shares from escrow, a pro rata adjustment in the number of shares will be required to support the aggregate consideration of $5.4 million. The price protection provision provides a cash benefit to the former owner of MST if the as-defined market price of the Company’s common stock is less than $4.50 per share at the time of issuance from the escrow. The issuance of additional shares or distribution of other consideration upon resolution of the contingency based on the Company’s common stock prices will not affect the cost of the acquisition. When the contingency is resolved or settled, and additional consideration is distributable, the Company will record the current fair value of the additional consideration and the amount previously recorded for the common stock issued will be simultaneously reduced to the lower current value of the Company’s common stock.

MST is a communications technology company that offers complete sales, installation, and service of Very Small Aperture Terminal (VSAT) and business television networks, and is a full-service national Internet Service Provider (ISP).  Management believes that the MST acquisition will enable Telkonet to provide a complete “Quad-play” solution to subscribers of HDTV, VoIP telephony, NuVision Broadband  Internet access and wireless fidelity (“Wi-Fi”) access, to commercial multi-dwelling units and hotels.

The acquisition of MST was accounted for using the purchase method in accordance with SFAS 141, “Business Combinations.” The value of the Company’s common stock issued as a part of the acquisition was determined based on the average price of the Company's common stock for several days before and after the acquisition of MST. The results of operations for MST have been included in the Consolidated Statements of Operations since the date of acquisition. The components of the purchase price were as follows:

	As Reported	Including Purchase Price Contingency (*)
Common stock	$2,700,000	$7,200,000
Cash (including note payable)	1,800,000	1,800,000
Direct acquisition costs	117,822	117,822
Purchase price	4,617,822	9,117,822
Minority interest	19,569	19,569
Total	$4,637,391	$9,137,391

NOTE B - ACQUISITION OF SUBSIDIARY (continued)

In accordance with Financial Accounting Standard (SFAS) No. 141, Business Combinations, the total purchase price was allocated to the estimated fair value of assets acquired and liabilities assumed. The fair value of the assets acquired was based on management’s best estimates. The purchase price was allocated to the fair value of assets acquired and liabilities assumed as follows:

	As Reported	Including Purchase Price Contingency (*)
Cash and other current assets	$346,548	$346,548
Equipment and other assets	1,310,125	1,310,125
Subscriber lists	2,463,927	2,463,927
Goodwill and other intangible assets	1,977,767	6,477,767
Subtotal	6,098,367	10,598,367
Current liabilities	1,460,976	1,460,976
Total	$4,637,391	$9,137,391

(*) At the date of the acquisition, the effect of the “purchase price contingency” shares valued at approximately $5.4 million had not been recorded in accordance with FAS 141. In the second quarter of 2006, the Company issued 200,000 shares of the purchase price contingency valued at $900,000 as an adjustment to Goodwill. The remaining shares, when issued, will reflect an adjustment to Goodwill and Other Intangibles.

Goodwill and other intangible assets represent the excess of the purchase price over the fair value of the net tangible assets acquired. The Company used a discounted cash flow model to determine the value of the intangible assets and to allocate the excess purchase price to the intangible assets and goodwill as appropriate. In this model, expected cash flows from subscribers were discounted to their present value at a rate of return of 20% (incorporating the risk-free rate, expected inflation, and related business risks) over a period of eight years. Expected costs such as income taxes and cost of sales were deducted from expected revenues to arrive at after tax cash flows. In accordance with SFAS 142, goodwill is not amortized and will be tested for impairment at least annually. The subscriber list was independently valued at $2,463,927 with an estimated useful life of eight years.

The following unaudited condensed combined pro forma results of operations reflect the pro forma combination of the Telkonet and MST businesses as if the combination had occurred at the beginning of the periods presented compared with the actual results of operations of Telkonet for the same period. The unaudited pro forma condensed combined results of operations do not purport to represent what the companies’ combined results of operations would have been if such transaction had occurred at the beginning of the periods presented, and are not necessarily indicative of Telkonet’s future results.

NOTE B - ACQUISITION OF SUBSIDIARY (continued)

	Year Ended December 31,
	Proforma 2006	Proforma 2005
Product revenue	$3,128,120	$2,393,010
Recurring revenue	2,188,329	1,918,200
	5,316,449	4,311,210

Net (loss)	$(27,578,779)	$(11,685,089)
Basic (loss) per share	$(0.54)	$(0.26)
Diluted (loss) per share	$(0.54)	$(0.26)

The acquisition of MST resulted in the valuation of MST’s subscriber lists as intangible assets. The MST subscriber list was determined to have an eight-year life. This intangible was amortized using that life, and amortization from the date of the acquisition through December 31, 2006, was taken as a charge against income in the consolidated statement of operations. In accordance with SFAS 144, Accounting for the Impairment or Disposal of Long-Lived Assets, the intangible asset subject to amortization was reviewed for impairment at December 31, 2006. Goodwill of $1,977,768, excluding the remaining purchase price contingency, represented the excess of the purchase price over the fair value of the net tangible and intangible assets acquired.

At December 31, 2006, the Company performed an impairment test on the goodwill and intangibles acquired, it was determined that there were no changes in the carrying value of goodwill and intangibles acquired.

EXHIBIT B

NOTE H - CONVERTIBLE PROMISSORY NOTES PAYABLE

A summary of convertible promissory notes payable at December 31, 2006 and 2005 is as follows:

	2006	2005
Convertible Senior Notes payable (“Convertible Senior Notes”), accrue interest at 7.25% per annum and provide for equal monthly principal installments beginning March 1, 2006. Maturity date is in October 2008. Noteholder has the option to convert unpaid note principal together with accrued and unpaid interest to the Company’s common stock at a rate of $5.00 per share at any time. During the year ended December 31, 2006, the Company paid down $7,750,000 of principal in cash and a total of $12,250,000 of principal was converted to common stock of the Company.	-	$20,000,000
Debt Discount - beneficial conversion feature, net of accumulated amortization and write-off of $1,479,300 and $89,163 at December 31, 2006 and 2005, respectively.	-	(1,390,137)
Debt Discount - value attributable to warrants attached to notes, net of accumulated amortization and write-off of $ 2,919,300 and $175,958 at December 31, 2006 and 2005, respectively.	-	(2,743,342)
Total	-	$15,866,521
Less: current portion	-	(6,250,000)
	-	$9,616,521

During the year ended December 31, 2005, the Company issued convertible senior notes (the "Convertible Senior Notes") having an aggregate principal value of $20 million to sophisticated investors in exchange for $20,000,000, exclusive of $1,219,410 in placement costs and fees. The Convertible Senior Notes accrue interest at 7.25% per annum and call for monthly principal installments beginning March 1, 2006. The maturity date is 3 years from the date of issuance of the notes. At any time or times, the Noteholders shall be entitled to convert any portion of the outstanding and unpaid note amount into fully paid and nonassessable shares of the Company’s common Shares at $5 per share. At any time at the option of the Company, the principal payments may be paid either in cash or in common stock at the lower of $5 or 92.5% of the average recent market price. At any time after six months should the stock trade at or above $8.75 for 20 of 30 consecutive trading days, the Company can cause a mandatory redemption and conversion to shares at $5 per share. At any time, the Company can pre-pay the notes with cash or common stock. Should the Company pre-pay the Notes other than by mandatory conversion, the Company must issue additional warrants to the Noteholders covering 65% of the amount pre-paid at a strike price of $5 per share. In addition to standard financial covenants, the Company has agreed to maintain a letter of credit in favor of the Noteholders equal to $10 million (Note A). Once the principal amount of the note declines below $15 million, the balance is reduced by $.50 for every $1 amortized. In accordance with Emerging Issues Task Force Issue 98-5, Accounting for Convertible Securities with a Beneficial Conversion Features or Contingently Adjustable Conversion Ratios ("EITF 98-5"), the Company recognized an imbedded beneficial conversion feature present in the notes. The Company allocated a portion of the proceeds equal to the intrinsic value of that feature to additional paid in capital. The Company recognized and measured an aggregate of $1,479,300 of the proceeds, which is equal to the intrinsic value of the imbedded beneficial conversion feature, to additional paid in capital and a discount against the Notes issued during the year ended December 31, 2005. The debt discount attributed to the beneficial conversion feature is amortized over the Notes maturity period (three years) as interest expense.

In connection with the placement of the Notes in October 2005, the Company has also agreed to issue to the Noteholders one million warrants to purchase company common stock exercisable for five years at $5 per share. The Company recognized the value attributable to the warrants in the amount of $2,919,300 to a derivative liability due to the possibility of the Company having to make a cash settlement, including

NOTE H - CONVERTIBLE PROMISSORY NOTES PAYABLE (continued)

penalties, in the event the Company failed to register the shares underlying the warrants under the Securities Act of 1933, as amended, within 90 days after the closing of the transaction. The Company accounted for this warrant derivative in accordance with EITF 00-19 Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company's Own Stock. The warrants were included as a liability and valued at fair market value until the Company met the criteria under EITF 00-19 for permanent equity. A registration statement covering shares issuable to the Noteholders upon conversion, amortization and/or redemption of the Convertible Senior Notes and upon exercise of the warrants was filed with the Securities and Exchange Commission on Form S-3 on November 23, 2005 and was declared effective on December 13, 2005. The warrant derivative liability was valued at the issuance date of the Notes in the amount of $2,919,300 and then revalued at $2,910,700 on December 13, 2005 upon effectiveness of the Form S-3. The Company charged $8,600 to Other Income and the derivative warrant liability was reclassified to additional paid in capital at December 13, 2005. The Company valued the warrants in accordance with EITF 00-27 using the Black-Scholes pricing model and the following assumptions: contractual terms of 5 years, an average risk free interest rate of 4.00%, a dividend yield of 0%, and volatility of 76%. The $2,919,300 of debt discount attributed to the value of the warrants issued is amortized over the Notes maturity period (three years) as interest expense.

Principal Payments of Debt

For the period of January 1, 2006 through August 14, 2006, the Company paid down principal of $1,250,000 in cash and issued an aggregate of 4,226,246 shares of common stock in connection with the conversion of $10,821,686 aggregate principal amount of the Senior Convertible Notes. Pursuant to the note agreement, the Company issued warrants to purchase 1,081,820 shares of common stock to the Noteholders, at a strike price of $5.00 per share, which represented 65% of the $8,321,686 accelerated principal at a strike price of $5 per share. The Company valued the warrants at $1,906,089 using the Black-Scholes pricing model and the following assumptions: contractual terms of 5 years, an average risk free interest rate of 5.00%, a dividend yield of 0%, and volatility of 65%. The warrants issues are subject to an anti-dilution protection in conjunction with the issuance of certain equity securities. The Company has warrants due the Noteholders as a result of the anti-dilution impact from a $6,000,000 private placement in September 2006 (Note J). The Company has accounted for the additional 53,578 warrants issued, valued at $79,226, as interest expense during the year ended December 31, 2006.

For the period of January 1, 2006 through August 14, 2006, the Company amortized the debt discount to the beneficial conversion feature and value of the attached warrants, and recorded non-cash interest expense in the amount of $251,759 and $500,353, respectively. The Company also wrote-off the unamortized debt discount attributed to the beneficial conversion feature and the value of the attached warrants in the amount of $708,338 and $1,397,857, respectively, in connection with paydown and conversion of the note.

Early Extinguishment of Debt

On August 14, 2006, the Company executed separate settlement agreements with the lenders of its Convertible Senior Notes. Pursuant to the settlement agreements the Company paid to the lenders on August 15, 2006 in the aggregate $9,910,392 plus accrued but unpaid interest of $23,951 and certain premiums specified in the Notes in satisfaction of the amounts then outstanding under the Notes. Of the amount to be paid to the lenders under the Notes, $6,500,000 was paid in cash through a drawdown on a letter of credit previously pledged as collateral for the Company’s obligations under the Notes. The remaining note balance of $1,428,314 and a Redemption Premium of $1,982,078, calculated as 25% of remaining principal, was paid to the lenders in shares of Company’s common stock valued at the lower of $5.00 per share and 92.5% of the arithmetic average of the weighted average price of the Company’s common stock on the American stock exchange for the twenty trading days beginning on August 16, 2006. The Company also issued 862,452 warrants to purchase shares of the Company’s common stock at the exercise price of $2.58 per share (92.5% of the average trading price as described above) and a contractual

NOTE H - CONVERTIBLE PROMISSORY NOTES PAYABLE (continued)

term of 5 years. The warrants were issued fully exercisable, and, upon exercise, the warrants will be exchanged for shares of the Company’s common stock. The Company valued the warrants at $1,014,934 using the Black-Scholes pricing model and the following assumptions: contractual terms of 5 years, an average risk free interest rate of 5.00%, a dividend yield of 0%, and volatility of 65%. The Company has accounted for the Redemption Premium and the additional warrants issued as non-cash early extinguishment of debt expense during the year ended December 31, 2006. Registration statements covering the shares underlying the warrants, were filed with the Securities and Exchange Commission on Form S-3 on September 29, 2006 and October 13, 2006 and were declared effective on October 16, 2006 and October 24, 2006, respectively. As of December 31, 2006, the Company included the warrant derivatives as equity since the criteria under EITF 00-19 for permanent equity was achieved in a nominal period of time subsequent to year end. The achievement of permanent equity had been realized on October 16, 2006 and October 24, 2006 upon the declared effectiveness of the Form S-3. Upon the declared effectiveness of the Form S-3, the registration rights agreement requirements had been satisfied and achieved; therefore the warrants were accounted for as equity. The registrations rights agreement required liquidated damages in the event of failure to achieve the registration with the SEC.

As a result of the execution of the settlement agreements and the payments required thereby, the Company fully believes it repaid and satisfied all of its obligations under the Notes. The Company also agreed to pay the expenses of the lenders incurred in connection with the negotiation and execution of the settlement agreements. The settlement agreements were negotiated following the allegation by one of the lenders that the Company’s failure to meet the minimum revenue test for the period ending June 30, 2006 as specified on the Notes constituted an event of default under the Notes, which allegation the Company disputed.

The Settlement Agreement provides that the number of shares issued to the Noteholders shall be adjusted based upon the arithmetic average of the weighted average price of the Company’s common stock on the American Stock Exchange for the twenty trading days immediately following the settlement date.  The Company has concluded that, based upon the weighted average of the Company's common stock between August 16, 2006 and September 13, 2006, the Company is entitled to a refund from the two Noteholders.  One of the Noteholders has informed the Company that it does not believe such a refund is required.  As a result, the Company has declined to deliver to the Noteholders certain stock purchase warrants issued to them pursuant to the Settlement Agreement pending resolution of this disagreement. The Noteholder has alleged that the Company has failed to satisfy its obligations under the Settlement Agreement by failing to deliver the warrants. In addition, the Noteholder maintains that the Company has breached certain provisions of the Registration Rights Agreement and, as a result of such breach, such Noteholder claims that it is entitled to receive liquidated damages from the Company.

In conjunction with the settlement agreement, the Company recorded $4,626,679 of loss from early extinguishment of debt, which consists of $1,982,078 redemption premium paid with the Company’s common stock, $1,014,934 of additional warrants issued to the lenders, write-off of the remaining unamortized debt discount attributed to the beneficial conversion feature and the value of the attached warrants in the amount of $430,040 and $845,143, respectively, and write-off the remaining unamortized financing costs of $354,484.

EXHIBIT C

NOTE K - STOCK OPTIONS AND WARRANTS

Employee Stock Options

The following table summarizes the changes in options outstanding and the related prices for the shares of the Company’s common stock issued to employees of the Company under a non-qualified employee stock option plan.
Options Outstanding				Options Exercisable
Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$1.00 - $1.99	4,197,929	5.87	$1.00	4,196,262	$1.00
$2.00 - $2.99	1,446,000	7.18	$2.49	905,800	$2.43
$3.00 - $3.99	2,554,000	8.37	$3.21	889,167	$3.34
$4.00 - $4.99	161,000	8.14	$4.44	49,000	$4.44
$5.00 - $5.99	162,000	8.02	$5.28	62,250	$5.25
	8,520,929	6.92	$2.06	6,102,479	$1.62

Transactions involving stock options issued to employees are summarized as follows:

	Number of Shares	Weighted Average Price Per Share
Outstanding at January 1, 2004	8,293,000	$1.19
Granted	2,108,000	3.06
Exercised (Note J)	(540,399)	1.08
Cancelled or expired	(245,834)	1.74
Outstanding at December 31, 2004	9,614,767	$1.61
Granted	1,325,000	3.97
Exercised (Note J)	(415,989)	1.18
Cancelled or expired	(372,200)	3.74
Outstanding at December 31, 2005	10,151,078	$1.85
Granted	1,125,000	3.01
Exercised (Note J)	(2,051,399)	1.30
Cancelled or expired	(703,750)	2.67
Outstanding at December 31, 2006	8,520,929	$2.06

The weighted-average fair value of stock options granted to employees during the years ended December 31, 2006, 2005 and 2004 and the weighted-average significant assumptions used to determine those fair values, using a Black-Scholes option pricing model are as follows:

NOTE K - STOCK OPTIONS AND WARRANTS (Continued)

	2006	2005	2004
Significant assumptions (weighted-average):
Risk-free interest rate at grant date	5.0%	4.5%	1.35%
Expected stock price volatility	65%	71%	76%
Expected dividend payout	-	-	-
Expected option life (in years)	5.0	5.0	5.0
Fair value per share of options granted	$1.82	$2.40	$1.83

The expected life of awards granted represents the period of time that they are expected to be outstanding. We determine the expected life based on historical experience with similar awards, giving consideration to the contractual terms, vesting schedules, exercise patterns and pre-vesting and post-vesting forfeitures. We estimate the volatility of our common stock based on the calculated historical volatility of our own common stock using the trailing 12 months of share price data prior to the date of the award. We base the risk-free interest rate used in the Black-Scholes-Merton option valuation model on the implied yield currently available on U.S. Treasury zero-coupon issues with an equivalent remaining term equal to the expected life of the award. We have not paid any cash dividends on our common stock and do not anticipate paying any cash dividends in the foreseeable future. Consequently, we use an expected dividend yield of zero in the Black-Scholes-Merton option valuation model. We use historical data to estimate pre-vesting option forfeitures and record share-based compensation for those awards that are expected to vest. In accordance with SFAS No. 123R, we adjust share-based compensation for changes to the estimate of expected equity award forfeitures based on actual forfeiture experience.

The total intrinsic value of the options exercised in 2004, 2005 and 2006 is $2,420,988, $1,235,487 and $2,810,417, respectively. Additionally, the total fair value of shares vested during these years is $7,830,385, $2,440,097 and $1,080,095, respectively.

Total stock-based compensation expense recognized in the consolidated statement of earnings for the year ended December 31, 2006 was $1,080,895, net of tax effect. Additionally, the aggregate intrinsic value of options outstanding and unvested as of December 31, 2006 is $5,187,394.

The financial statements for the year ended December 31, 2005 and 2004 have not been restated. Had compensation expense for employee stock options granted under the plan been determined based on the fair value at the grant date consistent with SFAS 123R, the Company’s pro forma net loss and net loss per share would have been $(18,218,378) and $(0.41), respectively, for the year ended December 31, 2005; and $(20,923,045) and $(0.51), respectively, for the year ended December 31, 2004.

EXHIBIT D

NOTE T - SUBSEQUENT EVENTS

$10 million Private Placement

On February 2, 2007, we completed a private placement of 4.0 million shares of our common stock to certain accredited investors for gross proceeds of $10 million. The Company incurred $390,000 in private placement fees in connection with this transaction. The proceeds of this offering will be used for general working capital needs and to assist in funding the Company's strategic initiatives. Telkonet also has issued to the purchasers in the private placement warrants to purchase 2.6 million shares of common stock at an exercise price of $4.17 per share. Additionally, the Company agreed to issue to the placement agent warrants to purchase 79,000 shares of its common stock at an exercise price of $4.17 per share. These warrants expire five years from the date of issuance.

Acquisition of Smart Systems International, Inc.

On March 9, 2007, the Company acquired substantially all of the assets of Smart Systems International (SSI), a leading provider of energy management products and solutions to customers in the United States and Canada for cash and Company common stock having an aggregate value of $7,000,000. The purchase price was comprised of $875,000 in cash and 2,227,273 shares of the Company’s common stock. The Company is obligated to register the stock portion of the purchase price on or before May 15, 2007 and 1,090,000 shares are being held in an escrow account for a period of one year following the closing from which certain potential indemnification obligations under the purchase agreement may be satisfied. The aggregate number of shares held in escrow is subject to adjustment upward or downward depending upon the trading price of the Company’s common stock during the one year period following the closing date.

The acquisition was accounted for using the purchase method of accounting under SFAS No. 141.
The following table presents the purchase price allocation, including estimated professional fees and other related acquisition costs, to the assets acquired and liabilities assumed, based on their fair values as of December 31, 2006 which is the most recent unaudited financial statements:

Current assets	$1,477,355
Property, plant and equipment	32,052
Other assets	378,170
Goodwill and Intangibles	5,593,557
Total assets acquired	7,481,134

Accounts payable and accrued liabilities	(231,134)
Total liabilities assumed	(231,134)
Net assets acquired	$7,250,000

Due to its recent date of acquisition, the purchase price allocation to Intangibles and Goodwill is based upon preliminary data that is subject to adjustment and could change significantly pending the completion of management’s valuation to accurately evaluate this allocation. The Company recognizes goodwill in connection with this acquisition as a result of SSI’s historical development of its subscriber base, high profile customer acquisition, its proprietary suite of energy management products and strategic industry position. The results of the acquisition will be included within the consolidated financial statements from its date of acquisition in 2007.

The following data presents unaudited pro forma revenues, net loss and basic and diluted net loss per share of common stock for the Company as if the acquisition discussed above, had occurred on January 1, 2005. The Company has prepared these pro forma financial results for comparative purposes only. These pro forma financial results may not be indicative of the results that would have occurred if the Company had completed the acquisition at the beginning of the periods shown below or the results that will be attained in the future:

	Year Ended December 31, 2006
	As Reported	Pro Forma Adjustments	Pro Forma
Revenues	$5,181,328	$1,599,935	$6,781,263
Net loss	$(27,437,116)	$(1,187,836)	$(28,624,952)
Net loss per common share outstanding - basic	$(0.54)	$-	$(0.54)
Weighted average common shares outstanding - basic	50,823,652	-	53,050,925

	Year Ended December 31, 2005
	As Reported	Pro Forma Adjustments	Pro Forma
Revenues	$2,488,323	$661,604	$3,149,927
Net loss	$(15,778,281)	$(1,576,771)	$(17,355,052)
Net loss per common share outstanding - basic	$(0.35)	$(0.02)	$(0.37)
Weighted average common shares outstanding - basic	44,743,223		46,970,496

Acquisition of Ethostream LLC

On March 15, 2007, the Company acquired 100% of the outstanding membership units of Ethostream, LLC, a network solutions integration company that offers installation, sales and service to the hospitality industry. The Ethostream acquisition will enable Telkonet to provide installation and support for PLC products and third party applications to customers across North America. The purchase price of $11,756,097 was comprised of $2.0 million in cash and 3,459,609 shares of the Company’s common stock. The entire stock portion of the purchase price is being held in escrow to satisfy certain potential indemnification obligations of the sellers under the purchase agreement. The shares held in escrow are distributable over the three years following the closing. The aggregate number of shares issuable to the sellers is subject to downward adjustment in the event the Company’s common stock trades at or above a price of $4.50 per share for twenty consecutive trading days during the one year period following the closing.

The acquisition was accounted for using the purchase method of accounting under SFAS No. 141.

The following table presents the purchase price allocation, including estimated professional fees and other related acquisition costs, to the assets acquired and liabilities assumed, based on their fair values as of December 31, 2006 which is the most recent unaudited financial statements:

Current assets	$877,389
Property, plant and equipment	55,793
Other assets	303,828
Goodwill & Intangibles	11,285,895
Total assets acquired	12,522,905

Accounts payable and accrued liabilities	(466,808)
Total liabilities assumed	(466,808)
Net assets acquired	$12,056,097

Due to its recent date of acquisition, the purchase price allocation to Intangibles and Goodwill is based upon preliminary data that is subject to adjustment and could change significantly pending the completion of management’s valuation to accurately evaluate this allocation. The Company recognizes goodwill in connection with this acquisition as a result of Ethostream’s historical development of its subscriber base, high profile customer acquisition, and strategic industry position. The results of the acquisition will be included within the consolidated financial statements from its date of acquisition in 2007.

The following data presents unaudited pro forma revenues, net loss and basic and diluted net loss per share of common stock for the Company as if the acquisition discussed above, had occurred on January 1, 2005. The Company has prepared these pro forma financial results for comparative purposes only. These pro forma financial results may not be indicative of the results that would have occurred if the Company had completed the acquisition at the beginning of the periods shown below or the results that will be attained in the future:

	Year Ended December 31, 2006
	As Reported	Pro Forma Adjustments	Pro Forma
Revenues	$5,181,328	$3,511,538	$8,692,866
Net loss	$(27,437,116)	$(156,623)	$(27,593,739)
Net loss per common share outstanding - basic	$(.54)	$(0.01)	$(0.51)
Weighted average common shares outstanding - basic	50,823,652		54,283,261

	Year Ended December 31, 2005
	As Reported	Pro Forma Adjustments	Pro Forma
Revenues	$2,488,323	$2,752,355	$5,240,678
Net loss	$(15,778,281)	$(113,996)	$(15,892,277)
Net loss per common share outstanding - basic	$(.35)	$0.02	$(0.33)
Weighted average common shares outstanding - basic	44,743,223		48,202,832

EXHIBIT E

TELKONET, INC.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

On May 25, 2007, Telkonet, Inc.’s subsidiary, Microwave Satellite Technologies, Inc. (“MST”) completed a reverse merger with Fitness Express Software, Inc.( “FSX”). The unaudited pro-forma combined financial statements set forth below reflect the closing of the exchange transaction between Telkonet, Inc. and FXS as of March 31, 2007, for Balance Sheet purposes as if the closing had occurred as of such date, and for the three month period ending March 31, 2007 and year ended December 31, 2006 for Statements of Operations purposes, as if the closing had occurred as of the beginning of the period presented.

On May 29, 2007, Telkonet, Inc.'s subsidiary, Microwave Satellite Technology Inc. (MST), a carrier class communications technology company that specializes in providing true quadruple play services to residential, hospitality and commercial properties, announced that it has closed a $9.1 million private placement. Upon completion of the closing, MST executed a reverse merger to become a publicly-traded company, under the name MSTI Holdings, Inc (“MSTI”). The private placement closed on May 25, 2007, and was comprised of approximately $3.1 million of equity financing through the sale of common stock and warrants and approximately $6 million of debt financing through the sale of debentures and warrants. Following the MST private placement, Telkonet continues to own 63% of the issued and outstanding common stock of MST. Palladium Capital Advisors served as the lead placement agent in connection with the offering. The proceeds of the financing will be used for debt repayment, acquisitions, and general working capital of MST.

The unaudited pro-forma financial data and the notes thereto should be read in conjunction with each of the Registrant’s and Fitness Xpress’ historical financial statements. The pro forma information is based on historical financial statements giving effect to the proposed transactions using the purchase method of accounting and the assumptions and adjustments in the accompanying notes to the pro forma financial statements. The unaudited pro forma financial information is not necessarily indicative of the actual results of operations or the financial position which would have been attained had the acquisitions been consummated at either of the foregoing dates or which may be attained in the future.

Telkonet, Inc.
Unaudited Pro Forma Condensed Combined Balance Sheet
As of March 31, 2007

	Historical	Pro Forma
	Telkonet
	March 31, 2007	Adjustments		Combined
ASSETS
Current Assets:
Cash and cash equivalents	$2,187,024	$12,204	(1)	$10,573,228
		5,510,000	(2)
		2,864,000	(3)
Accounts Receivable, net	1,384,299	-		1,384,299
Inventory	2,530,623	-		2,530,623
Other	801,853	-		801,853
Total current assets	6,903,799	8,386,204		15,290,003

Property and Equipment, net	785,041	-		785,041

Equipment under operating leases, net	3,479,922	-		3,479,922

Other Assets:
Intangible assets, net	4,096,271	-		4,096,271
Goodwill	17,775,662	-		17,775,662
Other	369,623	-		369,623
Deferred financing costs	-	1,166,350	(2)	1,166,350
Total other assets	22,241,556	1,166,350		23,467,906
TOTAL ASSETS	$33,410,318	$9,552,554		$42,962,872

LIABILITIES
Current Liabilities:
Accounts payable and accrued liabilities	3,897,047	2,454	(1)	3,999,501
		100,000	(2)
Other	661,068	-		661,068
Total current liabilities	4,558,115	102,454		4,660,569

Long Term Liabilities:
Long term debt, net of unamortized discount of $2,450,000	-	4,126,350	(2)	4,126,350
Other	82,200	-		82,200
Total long-term liabilities	82,200	4,126,350		4,208,550

Commitments and Contingencies
Minority interest	-	9,750	(1)	5,323,750
		2,450,000	(2)
		2,864,000	(3)
Stockholders’ Equity :
Preferred stock, par value, $.001; authorized 15,000,000 shares, none issued and outstanding
Common stock, par value $0.001, authorized 100,000,000 shares, 66,710,183 shares issued and outstanding	66,710	-		66,710
Additional paid-in capital	104,529,437	-		104,529,437
(Accumulated deficit)	(75,826,144)	-		(75,826,144)
Stockholders’ equity	28,770,003	-		28,770,003
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$33,410,318	$9,552,554		$42,962,872

Telkonet, Inc.
Unaudited Pro Forma Condensed Combined Statement of Operations
For the three months ended March 31, 2007

	Historical	Pro Forma
	Telkonet
	March 31, 2007	Pro-forma Adjustments		Combined Balances
Total Revenue	$1,246,269	$-		$1,246,269
		-
Cost of Sales	1,316,461	-		1,316,461

Gross Profit	(70,192)	-		(70,192)

Costs and Expenses:
Research and Development	474,603	-		474,603
Selling, General and Administrative	4,260,111	4,445	(1)	4,264,556
Employee Stock Options	354,186	-		354,186
Depreciation and Amortization	151,147	-		151,147
Total Operating Expense	5,240,047	-		5,244,492

Loss from Operations	(5,310,239)	(4,445)		(5,314,684)

Other Income (Expenses):
Other Income	-	-		-
Interest Income	42,347	-		42,347
Interest Expense	(133,584)	(132,000)	(4)	(446,402)
		(180,818)	(5)
Total Other Income (Expenses)	(91,237)	(312,818)		(404,055)

Loss Before Provision for Income Taxes	(5,401,476)	(317,263)		(5,718,739)
Provision for Income Taxes	-	-		-

Minority Interest	-	476,241	(6)	476,241

Net Loss	$(5,401,476)	$158,978		$(5,242,498)

Loss per common share (basic and dilutive)	$(0.09)			$(0.09)

Weighted Average Common shares outstanding	58,606,420			58,606,420

Telkonet, Inc.
Unaudited Pro Forma Condensed Combined Statement of Operations
For the year ended December 31, 2006

	Historical	Pro Forma
	Telkonet
	For the 12 months ended December 31, 2006	Pro-forma Adjustments		Combined Balances
Total Revenue	$5,181,328	$-		$5,181,328

Cost of Sales	4,480,659	-		4,480,659

Gross Profit	700,669	-		700,669

Costs and Expenses:
Research and Development	1,925,746	-		1,925,746
Selling, General and Administrative	14,346,364	20,200	(1)	14,366,564
Impairment write-down in investment in affiliate	92,000	-		92,000
Non-Employee Stock Options and Warrants	277,344	-		277,344
Employee Stock Options	1,080,895	-		1,080,895
Depreciation and Amortization	540,906	-		540,906
Total Operating Expense	18,263,255	20,200		18,283,455

Loss from Operations	(17,562,586)	(20,200)		(17,582,786)

Other Income (Expenses):
Loss on Early Extinguishment of Debt	(4,626,679)	-		(4,626,679)
Interest Income	327,184	-		327,184
Interest Expense	(5,594,604)	(526,000)	(4)	(6,843,876)
		(723,272)	(5)
Total Other Income (Expenses)	(9,894,099)	(1,249,272)		(11,143,371)

Loss Before Provision for Income Taxes	(27,456,685)	(1,269,472)		(28,726,157)
Provision for Income Taxes	-	-		-

Minority Interest	19,569	1,420,780	(6)	1,440,349

Net Loss	$(27,437,116)	$151,308		$(27,285,808)

Loss per common share (basic and dilutive)	$(0.54)			$(0.54)

Weighted Average Common shares outstanding	50,823,652			50,823,652

NOTES TO THE UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

1.  Basis of Presentation

The unaudited pro forma condensed combined statements of operations are presented combining Telkonet’s condensed consolidated statement of operations for the year ended December 31, 2006 and Telkonet’s unaudited condensed statement of operations for the three months ended March 31, 2007 with FXS’s statements of operations for the period of February 10, 2006 (inception) to January 31, 2007 and for the three months ended January 31, 2007 assuming the transaction occurred on January 1, 2006. The unaudited pro forma condensed combined balance sheet gives effect to the private placement as if the transaction had taken place on March 31, 2007 and combines Telkonet’s unaudited March 31, 2007 condensed balance sheet amounts with FXS’s unaudited balance sheet as January 31, 2007.

The adjustments necessary to fairly present the unaudited pro forma condensed combined financial statements have been made based on available information and in the opinion of management are reasonable. Assumptions underlying the pro forma adjustments are described in the accompanying notes, which should be read in conjunction with these unaudited pro forma condensed combined financial statements.

The unaudited pro forma condensed combined financial data is for comparative purposes only and does not purport to represent what our financial position or results of operations would actually have been had the events noted above in fact occurred on the assumed dates or to project the financial position or results of operations for any future date or future period. The unaudited pro forma condensed combined financial data should be read in conjunction with the notes hereto.

The fiscal year end of Telkonet is December 31 and differs from the FXS’s year end by less than 93 days, and as result, management has elected to use Telkonet’s most recent fiscal year ends in accordance with Rule 11-02 (c) (3) of SEC Regulation S-X.

2.  The Merger Agreement

On May 22, 2007, FXS entered into an Agreement and Plan of Merger and Reorganization (the “Merger Agreement”) by and among FXS, MST, and Microwave Acquisition Corp., a newly formed, wholly-owned Delaware subsidiary of FXS (“Acquisition Sub”). Upon closing of the merger transaction contemplated under the Merger Agreement (the “Merger”), Acquisition Sub will be merged with and into MST, and MST, as the surviving corporation, will become a wholly-owned subsidiary of FXS. Pursuant to the Merger Agreement, following the merger FXS changed its name to MSTI Holdings, Inc.

Pursuant to the Merger Agreement, at closing the stockholders of MST received 120,000 shares of FXS’s common stock for each issued and outstanding share of MST’s common stock. In addition, $5,000,000 of outstanding indebtedness of MST to Telkonet was converted at $1.00 per share into 5,000,000 shares of FXS common stock. As a result, at the closing FXS issued 20,000,000 shares of its common stock to the former stockholders of MST, representing approximately 50.7% of FXS’s outstanding common stock following (1) the closing of the Merger, (2) the closing of the Private Placement for $3,078,716.50, and (3) FXS’s cancellation of 3,169,014 shares in the Split-Off, and taking into account the issuance of 10,117,462 shares of FXS common stock issuable upon conversion of the maximum amount of the Debentures.

In connection with the Merger, as of May 25, 2007, we issued $6,576,350 Debentures that are convertible into an aggregate of 10,117,462 shares of our common stock at a conversion price of $0.65 per share and Debenture warrants with rights to purchase an aggregate of 5,058,730 MSTI shares of our common stock at an exercise price of $1.00 per share. The Debentures were issued with an 8% Original Issue Discount. As a result we received $6,050,000 from the issuance of the Debentures (before payment of the placement agent fees and other fees).

3.  Pro Forma Adjustments

The following pro forma adjustments are included in the unaudited pro forma condensed combined financial statements:

(1)	Reflects the January 31, 2007 results of FXS upon the reverse merger with MST.
(2)
Reflects $6,050,000 Debenture notes payable and the related Original Issue Discount and the related costs to be amortization over the term. The Debentures notes payable are net of the value of the conversion of the warrants and the beneficial conversion feature of the debt valued at $2,450,000 using the Black-Scholes pricing model and the following assumptions: contractual terms of 5 years, an average risk free interest rate of 5.00%, a dividend yield of 0%, and volatility of 200%.

(3)	Reflects the Private Placement of 5,597,664 shares at $0.55 per share, for proceeds of $2,864,000, net of placement fees.
(4)	Reflects interest expense on the convertible debentures, annual rate of 8%
(5)	Reflects amortization of the deferred financing costs and conversion of the warrants and beneficial conversion feature based upon a five year amortization period.
(6)	Reflects the effect of the 37% minority interest in MST, for the year ended December 31, 2006 and the quarter ended March 31, 2007, on a pro forma basis.